February 11, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-228583

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on February 8, 2019, pertaining to the amendment, filed on February 5, 2019, to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on November 28, 2018, in connection with the acquisition of the assets of American Beacon SGA Global Growth Fund, a series of American Beacon Funds, by and in exchange for shares of Virtus SGA Global Growth Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement. The pages of the N-14 showing changes from incorporating the SEC’s comments are attached hereto.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

On page iii of Q&A, in the first paragraph at the top, add disclosure that Virtus may recoup expenses waived under the expense limitation agreement.

Response: Requested disclosure has been added.

2.	Comment:

On page iii, in response to first full question, add back the statement in parenthesis “(or at least 30% if conditions are not deemed favorable by the subadviser)” that was deleted, or describe this as a difference in the two funds.

Response: As described in the amended Prospectus/Proxy Statement, the portfolio managers will manage Virtus SGA Fund identically to AB SGA Fund, but certain strategies are described for AB SGA Fund that, while permitted for both Funds, SGA has determined are not principal strategies and therefore they are not included as such for Virtus SGA Fund going forward. The statement referenced in this comment relates to how the funds would operate under extraordinary circumstances rather than under normal circumstances, so it is by definition not a principal strategy and is permitted in any case under current regulations. Therefore we have made no changes in response to this comment.

EDGAR Operations Branch
February 11, 2019

3.	Comment:

On page 8, in the 1st paragraph to “Why is Reorganization being proposed?” with respect to the fee payable by Virtus to American Beacon, disclose the two conditions of Section 15(f) of the 1940 Act will be met for Virtus SGA Fund.

Response: Requested disclosure has been added.

4.	Comment:

On page 8, in the 2nd paragraph to “Why is the Reorganization being proposed?” and on page 9 in the last paragraph, add language that Virtus has the ability to recoup expenses waived.

Response: Requested disclosure has been added.

5.	Comment:

On page 73, in number (15), add language to the effect of describing the broker dealers that offer sales load waivers. See SEC IM Guidance Update 2016-06, page 2, first bullet at bottom of the page. Comment also applies on page 75, in the last sentence before Compensation to Dealers.

Response: Requested disclosure has been added.

6.	Comment:

On page 80, in the third paragraph, delete the new language “it has determined a request was received in good order and” because this language is not consistent with what is permitted under Section 22(e) of the 1940 Act.

Response: The statement was removed from this location, and disclosure from the N-1A registration statement regarding the Transfer Agent’s determination of a redemption request being received in good order was added in the next section.

7.	Comment:

On page 92, in the last paragraph, the language stating that the persons named as proxies may propose adjournments of the meeting, please add this as a proposed item to the proxy card. In the alternative, consider whether the chairman of the meeting has these powers and therefore it is not an item for shareholders to vote on.

Response: The language has been revised to state that the chairperson of the Meeting may adjourn the Meeting to permit further solicitation of proxies if the chairperson determines that an adjournment and further solicitation is reasonable and in the interest of shareholders. Therefore a meeting adjournment proposal is not expected to arise as an item on which shareholders will be asked to vote.

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Jennifer Fromm, Esq.
Ann Flood
David C. Mahaffey, Esq.